Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

In connection with Ultrapar Participações S.A.’s proposed acquisition of the three publicly listed companies within Grupo Ipiranga (“Ipiranga”), Refinaria Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”), Ultrapar engaged Deutsche Bank Brazil to deliver a report on the valuation of Ultrapar and each of the Target Companies (the "Valuation Report"). On April 13, 2007, Deutsche Bank delivered the Valuation Report to Ultrapar. On the same date, Ultrapar filed a copy of the Valuation Report with the Comissão de Valores Mobiliários do Brasil. In addition, Ultrapar intends to file an English translation of the Valuation Report with the Securities and Exchange Commission on Form 6-K and the report may be downloaded from the SEC's website at www.sec.gov following such filing.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participações S.A. will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. PLEASE, READ THE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction